# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quanterix Corp, CIK 0001503274
CUSIP: 74766Q101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 900 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001539497-25-000510
Filed by CIK 0002037231
Persons authorized to receive notices and communications: BENJAMIN NATTER, KENT LAKE PR LLC, Carr. 115 km 12.1 Ave., Albizu Campos #2490 Suite 28, Rincon, Puerto Rico (PR), 00677, 415-237-0007; SEBASTIAN ALSHEIMER, ESQ., WILSON SONSINI GOODRICH & ROSATI, 1301 Avenue of the Americas, New York, New York (NY), 10019, (212) 999-5800

## Reporting persons
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,645,086; sole dispositive power 0; shared dispositive power 2,645,086; aggregate amount beneficially owned 2,645,086 (6.9% of the class)
- Kent Lake PR LLC (CIK 0002037231): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Puerto Rico (PR); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,645,086; sole dispositive power 0; shared dispositive power 2,645,086; aggregate amount beneficially owned 2,645,086 (6.9% of the class)
- Benjamin Natter: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,645,086; sole dispositive power 0; shared dispositive power 2,645,086; aggregate amount beneficially owned 2,645,086 (6.9% of the class)
- Alexander G. Dickinson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bruce Felt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hakan Sakul: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Quanterix Corp
Address of issuer's principal executive offices: 900 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the following:

(i) Kent Lake Partners LP, a Delaware limited partnership ("Kent Lake Partners"), with respect to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Quanterix Corporation (the "Issuer'), directly and beneficially owned by it;

(ii) Kent Lake PR LLC, a Puerto Rico limited liability company ("Kent Lake PR"), as the general partner of Kent Lake Partners;

(iii) Benjamin Natter, as the Managing Member of Kent Lake PR;

(iv) Alexander G. Dickinson, as a nominee for the Board of Directors of the Issuer (the "Board");

(v) Bruce Felt, as a nominee for the Board; and

(vi) Hakan Sakul, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of Kent Lake Partners, Kent Lake PR and Mr. Natter is Carr. 115 km 12.1 Ave. Albizu Campos #2490 Suite 28, Rincon, Puerto Rico 00677. The principal business address of Dr. Dickinson is 1950 W Corporate Way #12489, Anaheim, CA 92801. The principal business address of Mr. Felt is 425 Soledad Street, Suite 400, San Antonio, TX 78205. The principal business address of Dr. Sakul is 727 Camino Santa Barbara, Solana Beach, California 92075.
Present principal occupation or employment: The principal business of Kent Lake Partners is investing in securities. The principal business of Kent Lake PR is serving as an investment adviser and as the general partner to Kent Lake Partners. The principal occupation of Mr. Natter is serving as the Managing Member of Kent Lake PR. The principal business of Dr. Dickinson is serving as the Co-Founder and Chairman of Ryght, Inc. The principal business of Mr. Felt is serving as the interim Chief Financial Officer of Dura Software, Inc. The principal business of Dr. Sakul is serving as the President and Founder of Precision Dx Strategies, Inc.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Messrs. Felt and Natter and Drs. Dickinson and Sakul are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities purchased by Kent Lake Partners, were purchased with working capital in open market purchases as set forth in Exhibit 1, which is incorporated by reference herein. The aggregate purchase price of the 2,645,086 Shares directly owned by Kent Lake Partners is approximately $24,526,626, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 28, 2025, Kent Lake Partners delivered a letter (the "Nomination Letter") to the Issuer formally nominating a slate of three highly qualified director candidates, Dr. Dickinson, Mr. Felt and Dr. Sakul (collectively, the "Nominees"), for election to the Board at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons beneficially own 2,645,086 shares in the aggregate, representing approximately 6.9% of the outstanding Shares. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon approximately 38,569,854 outstanding, as of the Measurement Date, as defined in the Agreement and Plan of Merger, dated January 9, 2025, by and among the Issuer, Wellfleet Merger Sub, Inc. and Akoya Biosciences, Inc., as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting power and sole investment power with respect to the Shares beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: Since the filing of the Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares, except as set forth in Exhibit 1, which is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 28, 2025, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed to (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) to form a group to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting and to take such other actions as the group deems advisable, (c) that the Nominees would not enter into any transactions in the securities of the Issuer without written notice to Kent Lake's counsel, and (d) that Kent Lake would bear all pre-approved expenses incurred in connection with the Reporting Persons' activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Kent Lake has signed separate letter agreements (the "Indemnification Agreements") with each of the Nominees pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. The Indemnification Agreements also provided that the Nominees shall be compensated for their services in connection with the Nomination Letter. A form of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of the Nominees have granted Mr. Natter a power of attorney (the "Powers of Attorney") to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. The Powers of Attorney are attached hereto as Exhibit 99.3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 1: Transactions in the Shares.
Exhibit 99.1: Joint Filing and Solicitation Agreement, by and among Kent Lake Partners LP, Kent Lake PR LLC, Benjamin Natter, Alexander G. Dickinson, Bruce Felt and Hakan Sakul, dated February 28, 2025.
Exhibit 99.2: Form of Indemnification Agreement.
Exhibit 99.3: Powers of Attorney.

## Signatures
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member (03/03/2025)
- Kent Lake PR LLC: /s/ Benjamin Natter, Managing Member (03/03/2025)
- Benjamin Natter: /s/ Benjamin Natter, Indvidually and as attorney-in-fact for Alexander G. Dickinson, Bruce Felt and Hakan Sakul (03/03/2025)
- Alexander G. Dickinson: /s/ Benjamin Natter, Indvidually and as attorney-in-fact for Alexander G. Dickinson, Bruce Felt and Hakan Sakul (03/03/2025)
- Bruce Felt: /s/ Benjamin Natter, Indvidually and as attorney-in-fact for Alexander G. Dickinson, Bruce Felt and Hakan Sakul (03/03/2025)
- Hakan Sakul: /s/ Benjamin Natter, Indvidually and as attorney-in-fact for Alexander G. Dickinson, Bruce Felt and Hakan Sakul (03/03/2025)